UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76701 / December 21, 2015

Admin. Proc. File No. 3-16812

In the Matter of

AIM SAFETY CO., INC.
  (a/k/a AIMGLOBAL TECHNOLOGIES CO., INC),
DETERMINATION, INC.,
FRANKLYN RESOURCES II, INC.,
RED OAK MINING CORP.
  (a/k/a AUSTIN DEVELOPMENTS CORP.,
  f/k/a UNIVERSAL WING TECHNOLOGIES INC.), and
TRAVELBYUS, INC. (f/k/a AVIATION GROUP, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Aim Safety Co., Inc. (a/k/a AimGlobal Technologies
Co., Inc.), Determination, Inc., Franklyn Resources II, Inc., Red Oak Mining Corp. (a/k/a Austin
Developments Corp., f/k/a Universal Wing Technologies Inc.), or travelbyus, Inc. (f/k/a Aviation
Group, Inc.), and the Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Aim Safety Co., Inc. (a/k/a AimGlobal Technologies
Co., Inc.), Determination, Inc., Franklyn Resources II, Inc., Red Oak Mining Corp. (a/k/a Austin
Developments Corp., f/k/a Universal Wing Technologies Inc.), and travelbyus, Inc. (f/k/a
Aviation Group, Inc.)[2] The order contained in that decision is hereby declared effective. The
initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934,

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Aim Safety Co., Inc. (a/k/a AimGlobal Technologies Co., Inc.), Determination, Inc.,
Franklyn Res. II, Inc., Red Oak Mining Corp. (a/k/a Austin Devs. Corp., f/k/a Universal Wing
Technologies Inc.), and travelbyus, Inc. (f/k/a Aviation Grp., Inc.),* Initial Decision Release No.
906 (Oct. 27, 2015), 112 SEC Docket 14, 2015 WL 6467976. The Central Index Key numbers
are: 1000028 for Aim Safety Co., Inc.; 1120814 for Determination, Inc.; 1101226 for Franklyn
Resources II, Inc.; 1245108 for Red Oak Mining Corp. (a/k/a Austin Developments Corp., f/k/a
Universal Wing Technologies Inc.); and 355906 for travelbyus, Inc. (f/k/a Aviation Group, Inc.).

the registrations of the registered securities of Aim Safety Co., Inc. (a/k/a AimGlobal Technologies Co., Inc.), Determination, Inc., Franklyn Resources II, Inc., Red Oak Mining Corp. (a/k/a Austin Developments Corp., f/k/a Universal Wing Technologies Inc.), and travelbyus, Inc. (f/k/a Aviation Group, Inc.), are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of   :
                                                                             :
AIM SAFETY CO., INC.   :   INITIAL DECISION
  (a/k/a AIMGLOBAL TECHNOLOGIES CO., INC),   :   MAKING FINDINGS
DETERMINATION, INC.,   :   AND REVOKING
FRANKLYN RESOURCES II, INC.,   :   REGISTRATIONS
RED OAK MINING CORP.   :   BY DEFAULT
  (a/k/a AUSTIN DEVELOPMENTS CORP.,   :   October 27, 2015
  f/k/a UNIVERSAL WING TECHNOLOGIES INC.), and :
TRAVELBYUS, INC. (f/k/a AVIATION GROUP, INC.)   :

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement,
                   Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

        This Initial Decision revokes the registrations of the registered securities of Aim Safety Co.,
Inc. (a/k/a AimGlobal Technologies Co., Inc.), Determination, Inc., Franklyn Resources II, Inc.,
Red Oak Mining Corp. (a/k/a Austin Developments Corp., f/k/a Universal Wing Technologies Inc.),
and travelbyus, Inc. (f/k/a Aviation Group, Inc.) (collectively, Respondents). The revocations are
based on Respondents' repeated failure to file required periodic reports with the Securities and
Exchange Commission.

I. BACKGROUND

        The Commission initiated this proceeding on September 15, 2015, with an Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).
The OIP alleges that each Respondent is a corporation with a class of securities registered with the
Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to
file with the Commission annual and quarterly reports in compliance with the Exchange Act. The OIP
provides that each Respondent's Answer to the OIP is due within ten days of service of the OIP on it.
See OIP at 3; 17 C.F.R. § 201.220(b). Each was served with the OIP in accordance with 17 C.F.R. §

201.141(a)(2)(ii), (iv) by October 1, 2015.[1] None filed an Answer, and each was ordered to show cause by October 26, 2015, why it should not be deemed to be in default and the registration of its securities revoked. *Aim Safety Co., Inc. (a/k/a AimGlobal Techs. Co., Inc.)*, Admin. Proc. Rulings Release No. 3227, 2015 SEC LEXIS 4238 (A.L.J. Oct. 15, 2015). To date, none has filed an Answer to the OIP or responded to the order to show cause. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Aim Safety Co., Inc. (a/k/a AimGlobal Technologies Co., Inc.) (CIK No. 1000028),[2] is a dissolved British Columbia corporation located in Delta, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR[3] on December 29, 1995, which it amended on November 27, 1998.

Determination, Inc. (CIK No. 1120814), is a dissolved Colorado corporation located in Colorado Springs, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB12G[4] registration statement on August 4, 2000.

Franklyn Resources II, Inc. (CIK No. 1101226), is a permanently revoked Nevada corporation located in Glendale, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2008, which reported a net loss of $93,179 from the company's March 3, 1999, inception through June 30, 2008.

---

[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. *See Smaller Reporting Company Regulatory Relief and Simplification*, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Red Oak Mining Corp. (a/k/a Austin Developments Corp., f/k/a Universal Wing Technologies Inc.) (CIK No. 1245108) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR12G registration statement on June 30, 2003. As of September 15, 2015, the company's stock (symbol "UNIGF") was traded on the over-the-counter markets.

travelbyus, Inc. (CIK No. 355906), is a forfeited Texas corporation located in White Rock, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $54,991 for the prior nine months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules thereunder.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Aim Safety Co., Inc. (a/k/a AimGlobal Technologies Co., Inc.), is REVOKED;

the REGISTRATION of the registered securities of Determination, Inc., is REVOKED;

the REGISTRATION of the registered securities of Franklyn Resources II, Inc., is REVOKED;

the REGISTRATION of the registered securities of Red Oak Mining Corp. (a/k/a Austin Developments Corp., f/k/a Universal Wing Technologies Inc.) is REVOKED; and

the REGISTRATION of the registered securities of travelbyus, Inc. (f/k/a Aviation Group, Inc.), is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]

_____
Carol Fox Foelak
Administrative Law Judge

---

[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).